Exhibit 99.1

NEWS RELEASE

Attention business/financial editors and telecommunication reporters:

Call-Net applauds long-awaited CRTC decision to lower CDNA charges

TORONTO, ON, February 3, 2005 - Call-Net Enterprises Inc. a national provider of residential and business communications services today applauded the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to lower the price of competitor digital network access (CDNA) facilities and services provided to competitive local exchange carriers. The decision is expected to reduce carrier charges in 2005 by more than $25 million. A portion of these reductions have been granted retroactive to June 2002. This amount is estimated to be less than $10 million.

The decision, CRTC 2005-6, accepts Call-Net’s position that certain digital network access (DNA) facilities and services are essential to the promotion of competition in the local and data service market. It further establishes the terms, conditions and rates competitors will pay for these services.

“With today’s decision, the CRTC has acknowledged our position that certain DNA facilities are essential to the promotion of competition in the Canadian telecommunications market for the benefit of consumers and businesses,” said Bill Linton, president and chief executive officer of Call-Net. “The decision will allow Call-Net to make its competitive services available to a broader customer base by investing in expanding its service areas and service offerings to business and consumers.”

Added Linton, “This is a vote of confidence for competition in this country. The CRTC has taken yet another major step toward ensuring that businesses and consumers benefit fully from competition in all aspects of telecommunications and in all areas of the country.”

A more detailed analysis of the impact of today’s decision will be available on Wednesday, February 23, 2005 when the Company issues its operating and financial results for the fourth quarter of 2004 and the year ended December 31, 2004.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

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Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Media contact:
Karen O’Leary
(416) 718-6445
karen.oleary.sprint-canada.com

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